Pricing Supplement No. 7
Dated November 13, 2001
(to Prospectus dated August 3,
2000 and Prospectus Supplement
dated September 7, 2000)

Merck & Co., Inc.
Medium-Term Notes, Series D
Floating Rate Notes

Principal Amount:	$43,053,000
Trade Date:	November 13, 2001
Settlement Date (Original Issue Date):	November 16, 2001
Stated Maturity:	December 21, 2041
Interest Rate Basis:	1-month LIBOR
Spread:	Minus 45 basis points
Initial Interest Rate:	1-month LIBOR, determined as if the original issue date were an interest reset date, minus the spread
Interest Reset Dates:	Monthly, on the 21st day of each month, commencing November 21, 2001
Interest Payment Dates:	March 21, June 21, September 21 and December 21 of each year, commencing December 21, 2001
Issue Price:	100.00% of the principal amount
Underwriter's Discount:	1.00% of the principal amount
Net Proceeds to Merck:	99.00% of the principal amount
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	58933NAT6
Optional Repayment Dates:	The notes will be repayable at the option of the holder on at least 30 days notice on the following optional repayment dates and at the following repayment prices:
Optional Repayment Date	Repayment Price
December 21, 2011	99.00%
December 21, 2014	99.25%
December 21, 2017	99.50%
December 21, 2020	99.75%
December 21, 2023 and December 21 of each third year thereafter until maturity	100.00%
Optional Redemption:	The notes may be redeemed at any time, at the option of Merck, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices, if redeemed during the following 12-month periods:

Redemption Period	Redemption Price
December 21, 2031 through December 20, 2032	105.00%
December 21, 2032 through December 20, 2033	104.50%
December 21, 2033 through December 20, 2034	104.00%
December 21, 2034 through December 20, 2035	103.50%
December 21, 2035 through December 20, 2036	103.00%
December 21, 2036 through December 20, 2037	102.50%
December 21, 2037 through December 20, 2038	102.00%
December 21, 2038 through December 20, 2039	101.50%
December 21, 2039 through December 20, 2040	101.00%
December 21, 2040 through December 20, 2041	100.50%
Underwriter:	UBS Warburg LLC

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic “operating corporation” that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). A corporation will be considered an “operating corporation” if at the time the securities are purchased or before the end of the replacement period, as defined in Section 1042 of the Code, more than 50 percent of its assets are used in the active conduct of a trade or business. For these purposes, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042. Merck believes that it is an “operating corporation” and that less than 25 percent of its Affiliated Group’s gross receipts is passive investment income for the taxable year ending December 31, 2000. In making this determination, Merck has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group’s finance and insurance companies is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the “IRS”) that explain the calculation and characterization of such income in circumstances similar to those of Merck’s Affiliated Group. Even if such categories of income were treated as passive investment income, Merck believes that the Affiliated Group’s passive investment income did not exceed more than 25 percent of the Affiliated Group’s gross receipts for the taxable year ending December 31, 2000. No assurance can be given as to whether Merck will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which Merck has calculated the Affiliated Group’s gross receipts (incuding the characterization thereof) and passive investment income and the conclusions reached herein. Investors that treat the notes as “qualified replacement property” are subject to special rules regarding their basis and holding period in the notes. Investors should consult their own tax advisors about the operation of the rules relating to qualified replacement property in their particular circumstances.

UBS WARBURG LLC